Exhibit 99.1

Execution Version 10/31

Sale and Purchase Agreement

by and between

BASF Aktiengesellschaft

- hereinafter also referred to as “Seller” -

and

AMVAC Chemical Corporation

- hereinafter also referred to as “Purchaser” –

Preamble

WHEREAS, Seller is a company duly organized and existing under the laws of the Federal Republic of Germany, located at 67056 Ludwigshafen, Germany;

WHEREAS, Purchaser is a company duly organized and existing under the laws of California, located at 4695 McArthur Court, Suite 1250, Newport Beach, CA 92660;

WHEREAS, Seller wishes to sell, and to cause its Affiliates to sell, its Divested Business, each of them consisting of certain assets and rights as set forth in this Agreement, to Purchaser, and Purchaser wishes to purchase these assets and rights from Seller and its Affiliates, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, notwithstanding use of the term Divested Business, Purchaser is treating this as an acquisition of assets for the purposes of EITF 98-3.

NOW, THEREFORE, the Parties agree as follows:

Article 1

Definitions

Affiliate	Affiliate means with respect to any person, a corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares or stock entitled to vote at a general meeting (i.e. a shareholders’ meeting) (without regard to the occurrence of any contingency) is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Affiliates of that person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Affiliates of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority interest in a partnership, association or other business entity if such person or persons control the managing board or the general partner of such partnership, association or business entity.

Agreement	means this Sale and Purchase Agreement, including all Exhibits, amendments, schedules and attachments hereto.

Assets	means the tangible and intangible assets sold or licensed as part of and with the Divested Business, as provided in more detail in Article 2.1.

Asset Sale and Purchase Agreements	means the agreements referred to in Article 2.4.

Assumed Liabilities	has the meaning as set forth in Article 4.2.

Banking Day	Those days when banks in New York, New York, USA are open for business.

BASF Group	means Seller and its Affiliates.

Business Day	means any day that is not a Saturday, Sunday or any other day on which banks are required by applicable law to be closed in New York, New York, USA.

Closing	shall have the meaning as set forth in Article 6.1.

Closing Date	means October 31, 2005

Contracts	means (1) any and all contracts, binding agreements, binding offers and orders of Seller or its Affiliates only to the extent they primarily relate to the Divested Business including licenses, leases, customer contracts, supply agreements, and procurement contracts, entered into, made and/or existing as of the Signing Date and those contracts, binding agreements, binding offers and orders entered into, made and/or existing (i.e. not fully performed) as per the Closing Date, provided, that all account receivables outstanding as of the Closing Date and account payables for services rendered or supplies delivered prior to the Closing Date shall be expressly excluded, and further provided, that all contracts primarily related to the Excluded Assets shall not be included, and

(2) the following contracts not primarily related to the Divested Business, but to be assigned or performed pursuant to Article 2.1.9 only to the extent related to the Divested Business:

a. [*];

b. [*];

c. [*]Formulation Contract with [*];

d. Formulation Contract with [*].

Customer List	means the list of all customers of the Divested Business, comprising the customers with whom the Divested Business did business during the period from January 1, 2003 through the Closing Date.

Divested Business	means Seller’s worldwide business of manufacturing, formulating, selling, distributing and marketing of (i) the Phorate Active Substance and (ii) the Phorate Formulations, for all uses, as conducted by Seller and its Affiliates prior to the Closing Date, all as further defined in Article 2.

Divested Registration Data Packages	shall have the meaning set forth in Article 2.1.1.

Divested Transferred Rights	means all Registration Rights, Divested Registration Data Packages, Intellectual Property Rights and Know How, in each case related, either primarily or not, to the Divested Business, transferred or licensed by Seller and/or its Affiliates to Purchaser pursuant to Articles 2.1.1 through 2.1.9 and the Licence Agreements.

Excluded Assets	means the assets as described in Article 2.2.

FIFRA Endangered Species Task Force, L.L.C.	means that Task Force entered into by Joint Data Development and Limited Liability Company Agreement entered into on February 10, 1997.

Formulation	means a Phorate Active Substance, alone or in mixtures with other active substances, in a specific concentration and with auxiliaries.

Intellectual Property Rights	means registered or applied for patents, trademarks, design patents and copyrights, relating to the manufacture, sale, distribution or use of the Phorate Active Substance or the Phorate Formulations, excluding the Lock ‘N Load Intellectual Property Rights.

Inventories	means: (a) all Phorate Active Ingredient finished goods in existence as of Closing held for sale in the ordinary course of the Divested Business; (b) and all technical Phorate Active Substance: (i) in the possession of Seller’s or its Affiliates’ tollers or (ii) en route to said tollers, ; (c) including existing Lock ‘N Load containers listed on Exhibit B, and (d) the raw materials located at [*] facility as set forth on Exhibit A.

Know How	means all of Seller’s and its Affiliate’s (as applicable) embodied (in written, electronic or magnetical form) information and trade secrets, research materials, inventions, test data, product efficacy, safety data, as well as so embodied technical information (including information relating to manufacturing, formulation and application) related to the Divested Business, excluding the Lock ‘N Load Know How, and excluding Registration Data Packages.

Liabilities	means any and all debt, liabilities and other obligations including payment obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those under applicable law or governmental orders, and those under any contract.

License Agreements	means any and all license agreements to be entered into at Closing between Seller and/or its Affiliates on the one side and Purchaser on the other side according to this Agreement.

Licensed Registration Data Packages	means those Registration Data Packages referred to in Article 2.1.6.

Lock ‘N Load Intellectual Property Rights	means the patents and trademarks as listed in Exhibit 2.1.6(b)(1)

Lock ‘N Load Know How	means the Know How as described in Exhibit 2.1.6(b)(2)

Material Adverse Effect	means any event, circumstance, change or effect that would be materially adverse to the business results, operations, or financial condition of the Divested Business or the Assets (in each case, taken as a whole).

Market Basket Survey Task Force	means that task force established by Memorandum of Agreement entered into by American Cyanamid Company on August 18, 1998.

Parties/Party	means Seller and Purchaser, or either of them.

Phorate Active Substance	means the Active Substance having the IUPAC name (0,0-diethyl S-[(ethylthio) methyl] phosphorodithioate as specified in more detail in Exhibit C.

Phorate Formulations	means the Formulations which contain the Phorate Active Substance as their sole active ingredient, including but not limited to those sold under the trademarks Thimet®, Granutox®, Granutox 5®, and Geomet® and related end use registrations, as specified in more detail in Exhibit D.

Products	means all products sold by the Divested Business, i.e. the Phorate Active Substance and the Phorate Formulations as further specified in Exhibits C and D.

Registration Data Package	means all available data existing as of the Closing Date, relating to the Phorate Active Substance and the Phorate Formulations, including but not limited to technical information on the Products’ chemistry, toxicology, eco-toxicology, metabolism, toxic kinetics, residues, efficacy, occupational health and safety and environmental effects.

Registration Rights	means all rights to manufacture, formulate, sell, distribute, and market the Phorate Active Substance and the Phorate Formulations which are derived from their registrations, including any rights under pending registrations and all related labels.

Retained Liabilities	shall have the meaning as set forth in Article 4.1.

Service and Supply Agreements	means any and all service and supply agreements to be entered into at Closing between Seller and/or its Affiliates on the one side and Purchaser on the other side according to this Agreement.

Signing Date	means the day when this Agreement has been duly executed and delivered by the Parties.

Tax/Taxes	means all taxes of any kind (together with any interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by a federal, state or governmental authority, including, but not limited to those taxes on income, franchises, financial operation, windfall or other profits, gross receipts, property, sales, use, capital stock, or net worth, and to those taxes measured by or referred to as excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

Transition Service Agreement	means that agreement referred to in Article 15.

Article 2

Sale and Purchase

2.1	Upon the terms and subject to the conditions of this Agreement Seller shall, and shall cause its Affiliates to, sell or license to Purchaser and Purchaser shall purchase or receive such license from Seller and its respective Affiliates the Assets related to the Divested Business as mentioned in Article 2.1.1 through 2.1.9 below:

2.1.1	Seller shall at Closing sell, and shall cause its Affiliates to sell, to Purchaser, who shall purchase, with economic effect as of the Closing Date (24:00 h) all of Seller’s and of Seller’s Affiliates Registration Rights of the Phorate Active Substance and the Phorate Formulations as listed in Exhibit 2.1.1(a) (including their status and time of expiration) and those Registration Data Packages supporting only the Products and no other active ingredients or products of Seller (hereinafter the “Divested Registration Data Packages”). On the Closing Date Seller and/or Seller’s Affiliates shall provide to Purchaser appropriate registration transfer letters implementing the transfer of ownership of the above mentioned Registration Rights to Purchaser. Furthermore, subject to any necessary approvals required, Seller shall, and shall cause its Affiliates to, in due course on or after the Closing Date transfer ownership to Purchaser the Divested Registration Data Packages for such Registration Rights, such Divested Registration Data Packages including, but not limited to, those listed in Exhibit 2.1.1(b). As of the Closing Date, Purchaser shall assume all of Seller’s, or Seller’s relevant Affiliates’, rights and obligations in respect of the above mentioned Registration Rights.

2.1.2	In the event that, despite the reasonable efforts of the Parties, a particular country shall not permit the transfer of the Registration Rights as contemplated herein, the Parties shall make a good faith effort to identify and implement alternative actions to achieve the Parties’ objective of providing Purchaser with the full benefit of the Registration Rights as contemplated hereunder, provided, that Purchaser shall reimburse Seller or its respective Affiliates for all reasonable, out-of-pocket costs and expenses incurred in connection with such alternative actions.

2.1.3	RESERVED.

2.1.4

(a) Seller and its Affiliates may retain a copy of the Registration Data Packages listed in Exhibit 2.1.1(b) (including copies of all existing studies and raw data related to these Registration Data Packages). Seller and its Affiliates shall have the right to use (world-wide, royalty-free, perpetual, irrevocable, non-exclusive sub-licensable, transferable [except for the limitations on transferability in 2.1.4(b) immediately below]) all Divested Transferred Rights (including the retained copies), and shall receive irrevocable letters of access from Purchaser (substantially in the form attached hereto as Exhibit 2.1.4) to the Registration Data Packages listed in Exhibit 2.1.1(b) (including all studies and raw data being part of these Registration Data Packages) for the Registration Rights listed in Exhibit 2.1.1(a), all to the extent necessary or useful for Seller’s and its Affiliates’ business other than the Divested Business. Seller and its Affiliates shall also have, upon payment of [*] the same right to use in its and its Affiliates’ business other than the Divested Business all registration data developed by Purchaser in the future for support of Purchaser’s Phorate Active Substance business. Purchaser shall issue new or modified letters of access when reasonably required by Seller in connection with the conduct of Seller’s and its Affiliates’ business. Purchaser shall provide Seller or its

Affiliates in respect of all studies related to the Registration Data Packages listed in Exhibit 2.1.1(b) confirmations in writing stating that Seller or its Affiliates is entitled to use such studies for its Seller’s and its Affiliates’ business other than the Divested Business.

(b) Purchaser shall grant Seller and its Affiliates unrestricted and unlimited access to all raw data related to the Registration Data Packages as listed in Exhibit 2.1.1(b) to the extent necessary or useful to support and conduct Seller’s and its Affiliates’ business other than the Divested Business. Seller and its Affiliates shall have no right to grant access to data to third parties except in connection with the sale of a business for which such right of access is needed. Should Purchaser decide in its sole discretion to transfer such raw data to a third party, it shall notify such third party of Seller’s and its Affiliates’ rights of access and cause such third party to acknowledge and continue to honor such rights of access. Should Purchaser decide in its sole discretion to destroy or otherwise dispose of any such raw data (excluding third party transfers described above), then Purchaser shall offer to transfer such raw data to Seller at [*] to Seller.

2.1.5	Seller shall at Closing sell and assign, and shall cause its Affiliates to sell and assign, to Purchaser, who hereby purchases and accepts the assignment, with economic effect as of the Closing Date (24:00 h) all Intellectual Property Rights as listed in Exhibits 2.1.5(a), all Customer Lists listed in Exhibit 2.1.5(b) and all Know How, all as exclusively related to the Divested Business.

2.1.6

(a)	Seller shall at Closing enter, and cause its Affiliates to enter, into the license agreement with Purchaser attached hereto as Exhibit 2.1.6(a) by which Seller or its Affiliates shall grant to Purchaser an [*] license to Seller’s rights and Seller’s Affiliates’ rights to the Intellectual Property Rights, Registration Rights, Registration Data Packages (but not copies of such Packages) and Know How, all as in existence as of the Closing Date, [*] to the Divested Business to make or have made, sell, offer for sale, and use any Product sold by the Divested Business, including but not limited to those set forth at Exhibit 2.1.6(a)(1), and including but not limited to the Registration Rights, Registration Data Packages and Know-How set forth at Exhibit 2.1.6(a)(1).

(b)	Seller shall at Closing enter, and cause its Affiliates to enter, into the license agreements with Purchaser attached hereto as Exhibit 2.1.6(b) by which Seller or its Affiliates shall grant to Purchaser [*] license to Seller’s rights and Seller’s Affiliates’ rights to the Lock ‘N Load Intellectual Property Rights and Lock ‘N Load Know How, all as in existence as of the Closing Date. The license includes the right of Purchaser in the territory of [*]: (i) to make or have made Lock ‘N Load containers for the [*] (even as to the Seller) use of the Purchaser’s products containing [*], (ii) to use and to fill or have filled Lock ‘N Load Containers, with Purchaser’s products containing [*], (iii) to use, sell and offer for sale the Lock ‘N Load Containers filled with Purchaser’s products containing [*], and (iv) to use the Lock ‘N Load Trademarks to offer and sell Purchaser’s products containing [*].

2.1.7	Seller shall at Closing sell and assign,, and shall cause its Affiliates to sell and assign, to Purchaser, who shall purchase and accept assignment of, with economic effect as of the Closing Date (24:00 h) the Inventories. All Inventories sold and purchased under this Agreement shall be not more than [*] as of Closing and in accordance with the quality specifications stipulated in Exhibit 2.1.7.

2.1.8	Seller shall at Closing sell and assign, and shall cause its Affiliates to sell and assign, to Purchaser, who shall purchase and accept assignment of, with economic effect as of the Closing Date (24:00 h) the Contracts, including but not limited to those set forth at Exhibit 2.1.8, subject to the consent of the respective third party to the assignment of the Contracts (where required) to Purchaser or its respective Affiliate.

2.1.9	If and to the extent the consent of the relevant third parties to the assignment of the Contracts (or in case the Contract pertains only partly to the respective Divested Business the partial assignment of the Contracts) has not been obtained by the Closing Date, the following shall apply with respect to the individual Contracts for which such consent has not been obtained unless and until such consent has been obtained:

If with respect to any of the Contracts the contracting party(ies) do(es) not consent (where such consent is necessary) to an assignment to Purchaser or conditions consent upon a material change in the terms of such Contract, Seller or its respective Affiliate shall to the extent not expressly prohibited by terms of the applicable Contract, perform such contract(s) on account and on behalf of Purchaser and in accordance with the reasonable instruction of Purchaser, provided, however, that (i) Purchaser, respectively, shall provide all support reasonably to be expected to perform such Contracts, (ii) Seller’s or Seller’s Affiliate’s liability in connection with the performance of such Contracts shall be limited to wilful misconduct or gross negligence, (iii) Purchaser shall indemnify and hold harmless Seller, or Seller’s Affiliate, respectively, from any Liability or obligation arising out of or in connection with such Contracts and the performance thereof after the Closing Date unless Seller, or its Affiliate, is liable pursuant to (ii), and (iv) Seller or the respective Affiliate of Seller shall not be obligated to agree to any extensions of such Contracts, and, further provided, that Seller shall not be obliged to incur any out-of-pocket expenses or to otherwise accept any commercial disadvantage in order to perform such Contract(s) unless (i) such out-of-pocket expenses are fully paid or reimbursed by Purchaser, or (ii) such commercial disadvantages are fully compensated by Purchaser. Seller shall provide, and shall cause its Affiliates to provide, to Purchaser copies of all relevant books, records and other information and documents in relation to such Contracts. In addition, Seller shall deliver, and shall cause its Affiliates to deliver, to Purchaser without undue delay upon receipt a copy of any correspondence, notice or any other document and/or information received by Seller and/or its Affiliate after the Closing Date in relation to such Contracts. The list of such Contracts requiring third party consent to assignment set forth at Exhibit 2.1.9 does not necessarily list all such Contracts.

2.2	For the avoidance of doubt, the Assets transferred under this Agreement shall exclude all assets not expressly mentioned under Article 2.1 above (the “Excluded Assets”). The Excluded Assets shall include without limitation:

•	all cash, time deposits, certificates of deposit and other cash equivalents and bank accounts owned by Seller at Closing Date;

•	the name “BASF”, all trademarks associated with such name, service marks, logos, trade names, internet domains and applications for any of the foregoing;

•	all accounts receivable (including data compensation owed from Aceto Corporation);

•	any building or structures;

•	any machinery or equipment (for the avoidance of doubt, Lock ‘N Load equipment is considered packaging not machinery or equipment);

•	any land;

•	any rights under insurance policies of Seller;

•	membership in the Market Basket Survey Task Force; and

•	membership in the FIFRA Endangered Species Task Force.

2.3	Purchaser shall, effect, at its own discretion and cost, the assignments of the Intellectual Property Rights sold hereunder from Seller to Purchaser and Seller shall take any action reasonably necessary and/or appropriate to effect valid assignment (e.g. by signing the respective assignments prepared by Purchaser).

2.4	The Parties shall, and shall cause their respective Affiliates to, enter at Closing into Asset Sale and Purchase Agreements with the substantial contents of Exhibit 2.4 and to take any action reasonably necessary and/or appropriate in order to validly transfer to title to the Assets.

Article 3

RESERVED.

Article 4

Assumed and Retained Liabilities

4.1	The Seller and its Affiliates shall retain, and shall be responsible for paying, performing and discharging when due, and the Purchaser shall not assume or have any responsibility for and shall be held harmless and indemnified by Seller and its Affiliates with respect to any of the Liabilities of the Seller and/or its Affiliates created or existing on or prior to the Closing Date including, but not limited to the following (the “Retained Liabilities”):

(a)	any and all Liabilities arising out of or in connection with the conduct or ownership of the Divested Business on or prior to the Closing Date including but not limited to those matters disclosed in Exhibit 11.2.9(a);

(b)	any and all Liabilities relating to Products of the Divested Business delivered and invoiced to third parties (other than Seller and/or its Affiliates) on or prior to the Closing Date;

(c)	all payables accrued on or prior to the Closing Date;

(d)	any and all Liabilities not explicitly assumed by Purchaser and/or its Affiliates under this Agreement or the Exhibits attached hereto;

(e)	any and all Taxes attributable to the conduct or ownership of the Divested Business by Seller and/or its Affiliates on or prior to the Closing Date and related to the time period on or before the Closing Date;

(f)	any and all Liabilities arising under any transferred Contract and those Contracts subject to the provision of Article 2.1.9 with respect to a breach or default under such transferred Contract committed on or prior to the Closing Date;

(g)	any and all Liabilities of Seller and/or its Affiliates required by the terms of any transferred Contract to be performed on or prior to the Closing Date;

(h)	any and all Liabilities resulting from, or relating to, litigation or proceedings relating to events on or prior to the Closing Date; and

(i)	any and all Liabilities related to the employees of Seller and/or its Affiliates.

4.2	The Purchaser shall be responsible for paying, performing and discharging when due, and Seller shall not have any responsibility for and shall be held harmless and indemnified by Purchaser with respect to the following Liabilities (the “Assumed Liabilities”):

(a)	Any and all Liabilities arising out of or in connection with the conduct or ownership of the Divested Business following the Closing Date, except as explicitly provided otherwise in this Agreement or the Exhibits thereto;

(b)	any and all Taxes owed by Purchaser and/or its Affiliates attributable to the conduct or ownership of the Divested Business after the Closing Date and relating to the time period after the Closing Date;

(c)	any and all Liabilities arising under any transferred Contract with respect to a breach or default under such transferred Contract committed after the Closing Date;

(d)	any and all Liabilities required by the terms of any transferred Contract to be performed after the Closing Date; and

(e)	any and all other Liabilities expressly assumed by Purchaser pursuant to other provisions in this Agreement. For the avoidance of doubt, the Assumed Liabilities shall exclude any and all liabilities and obligations not expressly assumed by Purchaser under this Agreement.

4.2	Seller shall hold harmless Purchaser from and indemnify Purchaser against any and all Liabilities other than the Assumed Liabilities in particular from and against Liabilities which are assumed by Purchaser by operation of law.

Article 5

Acknowledgement

The Purchaser hereby acknowledges that except as explicitly granted pursuant to this Agreement and the Exhibits thereto no other right, license or any other transfer or conveyance is granted by the Seller to the Purchaser by implication or otherwise.

Article 6

Closing

6.1

On the Closing Date, the Parties shall exchange faxed signatures and execute original documents in counterpart on October 31, 2005 at 9:00 hrs PDT, and 12:00 hrs EDT from the offices of Purchaser and of Seller’s affiliate at Research Triangle Park, North Carolina, USA, or at such other time and place as the Parties may mutually agree upon, to take any actions necessary to finalize the transactions contemplated hereunder, in particular those mentioned in Article 6.2 (herein “Closing”). The transactions contemplated by this Agreement shall be performed with effect per the end of the Closing Date (24:00 h).

6.2	At the latest upon Closing, the following closing events shall occur:

•	The Parties shall execute, and procure where necessary that their respective Affiliates execute, such deeds or other instruments (including the Asset Sale and Purchase Agreements) and perform, and procure where necessary that their respective Affiliates perform, such other actions as are necessary to transfer title to and possession of, the Divested Business to Purchaser, including, without limitation, the transfer of title and possession to the tangible Assets sold pursuant to this Agreement, the assignment of all Contracts sold to Purchaser to the extent the relevant third-party consents have been obtained, the Inventories, the assignment of Registration Rights, the transfer of title and possession of the Divested Registration Data Packages; the assignment or licensing of Intellectual Property Rights and the Know How, and the assignment of Customer Lists, taking into account local Tax and other filing requirements in respect of the Divested Business and/or specific Assets pursuant to the instruments listed at Exhibit 6.2.

•	Purchaser shall pay the Preliminary Purchase Price in accordance with Article 9 and shall make all other payments to be made at Closing under the terms of this Agreement;

•	Signing of the License Agreements if and to the extent the conditions and requirements for their execution as set forth explicitly in this Agreement have been fulfilled;

•	Signing of all Service and Supply Agreements if and to the extent the respective conditions and requirements for their execution as explicitly set forth in this Agreement have been fulfilled;

•	Purchaser, or Seller, shall procure that their respective Affiliates perform any required action at Closing as provided herein; and

•	Transition Services Agreement.

Article 7

7.1	In the event any country requiring post-Closing notification disapproves of the transaction with respect to that country, the Parties shall in such case agree on all appropriate measures, including “unwinding” and “hold separate” arrangements, so that the concerns of the affected countries can be addressed. If the respective concerns are not met within six (6) months after Closing, Seller as well as Purchaser may request a sale of any of the retained assets or rights concerned to a third party, which sale shall be effected for the account of Purchaser and the extent legally permissible in accordance with the instructions reasonably given by Purchaser.

7.2	The Parties agree to a delayed closing in [*] as set forth in Exhibit 7.2.

Article 8

Covenants

8.1	Third-Party Consents to the Transfer and Assignment of Contracts

Seller and its Affiliates shall make commercially reasonable efforts to obtain as of the Closing Date or at the latest within six (6) months as of the Closing Date (i) consents of the third-party contractors to the transfer and assignment of all Contracts to be assigned to Purchaser pursuant to this Agreement as provided in this Agreement. Purchaser shall not be entitled to any claims against Seller or its Affiliates in case third parties refuse their consent or do not grant such letters of access despite such efforts of Seller or its Affiliates to obtain their consent.

Purchaser shall make commercially reasonable efforts to support Seller and its Affiliates to obtain the aforesaid third-party consents.

8.2	Use of Certain Names

No interest or right to use the name “BASF” or any other corporate name of the BASF Group or any logo, trademark or trade name or any derivation of the Seller, or its Affiliates with respect to, or associated with the foregoing, except names, trademarks, trade names or any derivations thereof explicitly transferred pursuant to this Agreement (collectively referred to as “Seller’s Names and Marks”) is to be transferred to Purchaser pursuant to the transactions contemplated hereby, and the use of any of Seller’s Names and Marks in connection with the Divested Business by Purchaser shall cease as of the Closing Date unless explicitly provided otherwise hereinafter, or in the Transition Services Agreement.

Purchaser shall be entitled to sell the Inventories transferred to them on the Closing Date pursuant to this Agreement which bear Seller’s Names and Marks during a period of the later of [*] following the Closing Date.

Purchaser agrees that Seller shall have no responsibility for claims by a third party arising out of, or relating to, the use of any of Seller’s Names or Marks by Purchaser, and Purchaser undertakes to indemnify and hold harmless Seller with respect to any such third-party claims, in particular, without limitation, from claims resulting from the sale of, or otherwise related to, Inventories transferred to Purchaser pursuant to this Agreement.

As from the Closing Date Seller shall, and shall cause its Affiliates to, refrain from using names, trademarks, trade names or any derivations thereof transferred pursuant to this Agreement.

Article 9

Purchase Price

9.1	The purchase price for the Divested Business, including Inventories, and subject to adjustment as set forth below, shall amount to

US$ 26,142,561.20

US Dollars twenty six million one hundred forty-two thousand five hundred sixty-one and 20/100

“Preliminary Purchase Price” plus applicable VAT and sales taxes, if any, in the amount statutorily required. Seller, if and to the extent statutorily permitted, shall be entitled to waive any VAT exemptions, i.e. to opt for the applicability of VAT taxation. The Preliminary Purchase Price shall be subject to adjustment in accordance with Article 10, below.

The Preliminary Purchase Price is allocated to the Assets as set out in Exhibit 9.1.

9.2	The Preliminary Purchase Price and any applicable VAT and sales tax shall become due and payable at Closing upon contemporaneous transfer and assignment of the Divested Business to the following Bank Accounts:

For India only, the amount of [*] (sent October 28, 2005) to:

Deutsche Bank AG

BKTRUS33

for credit to Deutsche Bank Mumbai, India

SWIFT DEUTINBB Account No. 04-411-436

For Brazil only, the amount of [*] (sent October 28, 2005) to:

ABN AMRO Bank – New York

SWIFT: ABNAUS33

ABA: 0958

Fedwire: 026009580

BANCO ABN AMRO Real S/A – Basf S/A and invoice nr.

Sub-Account: 673077480441

For all other countries, the remainder of [*] at Closing to:

JPMorgan Chase Bank N.A., New York

Account No.: 400316404

ABA: 021000021

SWIFT Code: CHASUS33XXX

9.3	The Preliminary Purchase Price and any applicable VAT and sales tax shall be paid at Closing in US Dollars by way of wire transfer free of any costs and fees into the bank accounts set forth under Article 9.2 above.

9.4	VAT and sales tax, if any, under applicable local laws, shall be settled locally between the selling Affiliate and the purchasing Affiliate upon submission of invoices providing for such VAT or sales tax within five (5) Business Days after the receipt of the invoice. No interest shall apply on such tax payments if and to the extent paid within the five (5) Business Days.

Article 10

Adjustment of Preliminary Purchase Price

10.1	The Preliminary Purchase Price shall be adjusted as follows in order to determine the Final Purchase Price:

10.1.1	The Preliminary Purchase Price is based on the assumption that the value of the Inventories to be transferred on Closing hereunder at Local Book Value (as defined in Article 10.1.3) plus a mark-up of [*] of such Local Book Value amounts to [*] (“Estimated Inventory Value”) plus VAT, sales tax and other transfer taxes and duties, if any. A split of such amount of Estimated Inventory Value by country shall be set forth in Exhibit 9.1.

10.1.2	If, as of the Closing Date, the value of the Inventories which shall be determined in accordance with Article 10.1.3 is higher than the Estimated Inventory Value, then Purchaser shall pay to Seller the difference and, vice versa, (“Purchase Price Adjustment Amount”). The Preliminary Purchase Price plus the Purchase Price Adjustment Amount is the “Final Purchase Price”.

10.1.3

Seller shall conduct, or shall procure that its respective Affiliates conduct, a physical stock taking of the Inventories and the representatives of the Purchaser and its auditors shall be given the opportunity to observe such physical stock taking. As promptly as possible, but in any event within [*] Business Days following the Closing Date, Seller shall deliver to Purchaser an un-audited statement of the value and quantity per Seller or respective Affiliate of the Inventories based on the respective book value of the Inventories as shown in the records of Seller and/or Seller’s respective Affiliates holding such Inventories as of the Closing Date, except in the case of Technical Phorate Active Substance Inventories in [*] where the protocol in Exhibit 10.1.3 shall apply, using the International Financial Reporting Standards (“IFRS”) (such value being the “Local Book Value”) converted in USD at the European Central Bank (ECB) fixing rates as published on the ECB’s website on the Closing Date. The Local Book Value according to IFRS shall be determined with the accounting and valuation principles as consistently applied by the respective companies maintaining full accounting and valuation consistency with the previous financial statements of the respective companies, in particular providing for sufficient and appropriate depreciation and value adjustments and with respect to the continuity of methods, continuity of valuation and rules and unexchanged election of any valuation and accounting alternatives, unless the accounting and valuation principles as applied in the past were not in compliance with mandatory law or IFRS accounting standards or unless expressly otherwise provided for under this Agreement. Purchaser recognizes that Seller and its Affiliates have adopted IFRS starting [*]. Should ECB Rates not be published for a currency, the exchange rate published on Reuters at 2:30 p.m. CET would be applicable, plus a mark-up of [*] of such Local Book Value (the “Preliminary Inventory Value”) plus VAT, sales tax and other transfer taxes and duties related to the transfer of the Inventory, if any based on the aforesaid physical stock taking. If Purchaser does not object to the Preliminary Inventory Value within [*] Business Days after receipt thereof, the Preliminary Inventory Value shall irrevocably be deemed final for the purposes of this Article 10 (the “Final Inventory Value”). If Purchaser has raised such objections and the Parties have not agreed upon the Final Inventory Value within a further period of [*] Business Days, the determination of the Final Inventory Value shall be referred to the arbitration proceedings pursuant to Article 10.2.

10.2	Seller and Purchaser shall forward remaining disputed items to Ernst & Young or, in the event they are not available or unwilling to take on such an assignment, to another international accounting firm reasonably acceptable to both Parties, who shall for purposes of determining the Final Inventory Value act as expert arbitrator.

The Parties shall be given the opportunity to present their case to the expert arbitrator in the English language in writing and orally. The expert arbitrator shall discuss with the Parties, and give reasons with respect to, the various issues that are controversial. Accounting standards as referred to or defined in this Agreement and the Exhibits to this Agreement (IFRS) shall be binding upon the expert arbitrator. The expert arbitrator shall not decide on legal issues.

The Parties shall advance and bear all fees, costs and expenses of the expert arbitrator on first written request in equal parts, and each Party shall bear its own costs and the costs of its advisers and counsel, except where the expert arbitrator decides otherwise on the allocation of the costs and expenses of the proceedings in his equitable discretion, including reasonable expenses of the Parties and reasonable fees and expenses of their advisers and counsel, taking into account the difference in his decision to the original positions and motions of the Parties.

10.3	The Purchase Price Adjustment Amount under Article 10.1 shall be due and payable within [*] Business Days after the Final Inventory Value has been agreed or determined. Seller shall prepare, upon agreement or determination of the Purchase Price Adjustment Amount, a list of Final Inventory Value by country which shall be annexed as Exhibit 10.3. The Purchase Price Adjustment Amount due by one or the other Party shall bear interest at a rate of [*] (30/360) from the Closing Date until the actual date of payment.

10.4	Seller shall, and shall cause Seller’s Affiliates to, issue invoices to Purchaser for the Preliminary Purchase Price under Asset Sale and Purchase Agreements. The local Inventories existing on the Closing Date shall be adjusted for the Final Inventory Value in accordance with the procedure shown in Article 10.1.3.

10.5

The local purchase prices (excluding VAT and other transfer taxes or dues) which shall be payable pursuant to the Asset Sale and Purchase Agreements shall be deemed fully settled with the payment by Purchaser of the Final Purchase Price and the Preliminary Purchase Price respectively. The Asset Sale and Purchase Agreements shall provide the local purchase prices in USD and the equivalent in local currency of the selling country converted at the ECB fixing rates as published on the ECB’s website two (2) Business Days before the Closing Date. Should ECB Rates not be published for a currency, the exchange rate published on Reuters at 2:30 p.m. CET would be applicable. The Asset Sale and Purchase Agreement will be adjusted after the determination of the Final Inventory Value. Notwithstanding the above, in countries where required due to local legislation the local purchase price as specified in the Asset Sale and Purchase Agreement has to be settled locally, Seller shall pay to its relevant Affiliates the local purchase price (excluding VAT and other transfer taxes and dues) in the name and on behalf of Purchaser. Whenever a payment allocation from Seller to its Affiliate pursuant to the preceding sentence is restricted by local legislation, such corresponding payment shall be made to Seller’s local Affiliate by Purchaser.

Article 11

Guarantees of Seller

Seller grants to Purchaser independent guarantees (selbständige Garantieversprechen) pursuant to Article 311 para. 1 BGB (German Civil Code) within the scope defined in Article 11.1 for the facts and circumstances set out in Article 11.2. Both Parties confirm that they explicitly agree that the guarantees in this Article 11 are not granted, and shall not be qualified as, “Beschaffenheitsgarantien” within the meaning of Articles 276, 444 BGB (German Civil Code).

11.1	Scope of Independent Guarantees

11.1.1	General/Recoverable Losses

In the event of any breach or non-fulfilment by Seller of any of the guarantees pursuant to this Article, Seller shall be liable for putting Purchaser into the same position that it would have been in if the guarantee had been correct or not been breached (Naturalrestitution), or, if and to the extent Seller fails to cure the breach or non-fulfilment within a period of three (3) months after notification by Purchaser, to pay damages for non-conformance (Schadensersatz wegen Pflichtverletzung), provided, however, that the guarantees shall only cover actual loss incurred by the Purchaser, and shall not cover internal administration or overhead costs of Purchaser and its Affiliates, consequential damages (Folgeschäden), loss of profits (entgangener Gewinn), punitive damages or loss of goodwill or reputational damage or any argument that the Final Purchase Price was calculated upon incorrect assumption.

11.1.2	Overall Scope of Seller’s Liability pursuant to this Agreement

The Seller’s aggregate liability under this Agreement, including, but not limited to, any and all claims for breach of any of the guarantees pursuant to this Article 11, but excluding Seller’s obligations under Articles 2.1.7, 4.1 and 4.3 and any breach based upon Seller’s fraud (all of which shall have no limitation), shall be limited to [*] of the Final Purchase Price (the “Overall Cap”).

11.1.3	De Minimis and Basket Amount

Except for Seller’s obligations under Article 2.1.7, 4.1 and 4.3 as well as breaches based upon Seller’s fraud, all of which shall have [*], guarantees under this Article 11 shall only cover those cases in which Purchaser due to a breach of a guarantee suffers in the individual case actual damage exceeding [*] (the “De Minimis Amount”), and, in addition, Purchaser shall only be entitled to claims for breach of guarantees pursuant to this Article 11 if the aggregate damage due to breaches of guarantees exceeding the total of [*] have occurred (the “Basket”), in which case Purchaser shall be entitled to claim the amount exceeding the Basket.

11.1.4	Third-party Claims

If Purchaser is sued or threatened to be sued by a third party, including without limitation any governmental entity, or if Purchaser is subjected to any audit or examination by any Tax authority, which may give rise to a claim of Purchaser pursuant to this Article 11, Purchaser shall give Seller prompt written notice of such third-party claim (but in no event later than ten (10) Business Days after Purchaser became aware of such claim). Purchaser shall ensure that Seller shall be provided with all materials, information and assistance relevant in relation to the third-party claim, be given reasonable opportunity to comment or discuss with Purchaser any measures which Seller proposes to take or omit in connection with a third-party claim. No admission of liability shall be made by Purchaser and the third-party claim shall not be compromised, disposed of, or settled without the prior written consent of Seller. Further, Seller shall be entitled at its own discretion to take such action, or cause Purchaser to take such action as Seller shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise, or contest such third-party claim in the name and on behalf of Purchaser. Purchaser shall give, subject to it being paid all reasonable out-of-pocket costs and expenses, all such information and assistance, as described above, including access to premises and personnel and including the right to examine and copy or photograph any assets, accounts, documents, records and electronically stored data, for the purpose of avoiding, disputing, denying, defending, resisting, appealing, compromising or contesting any such claim or liability as Seller or its professional advisers may reasonably request.

To the extent that Seller is in breach of a guarantee, all out-of-pocket expenses reasonably incurred by Purchaser in defending such third-party claim in accordance with instructions from Seller shall be borne by Seller. If it turns out that Seller was not in breach, any out-of-pocket expenses reasonably incurred by Seller in connection with the defence shall be borne by Purchaser. In case of a breach of the aforesaid obligations,

Purchaser shall only be entitled to claim damages based on the respective breach of guarantee (i) if and to the extent the damage suffered did not result from the Purchaser’s breach of the aforementioned obligations, and (ii) if and to the extent Seller or its Affiliates did not lose claims for indemnification against any third party as a result of Purchaser’s breach of obligation.

11.1.5	Mitigation

Seller shall not be liable for, and Purchaser shall not be entitled to bring, any claim under or in connection with this Agreement if and to the extent that such claims result from Purchaser causing the relevant facts or circumstances underlying the breach of the guarantee or a failure by Purchaser to avoid or to mitigate damages pursuant to Section 254 BGB.

11.1.6	Notification of Claims

Purchaser undertakes to inform Seller in writing of any claims for breach of guarantee immediately after Purchaser becomes aware of, such breach (but in no event later than twenty (20) Business Days thereafter). Such written notice shall specify in reasonable detail the facts upon which an alleged possible claim is based. In case of a breach of the aforesaid obligations, Purchaser shall only be entitled to claims based on the respective breach of guarantee (i) if and to the extent the damage suffered did not result from the Purchaser’s breach of the aforementioned obligations, and (ii) if and to the extent Seller or its Affiliates did not lose claims for indemnification against any third party as a result of Purchaser’s breach of obligation.

11.1.7

Seller and/or Seller’s Affiliate shall not be liable for, and Purchaser shall not be entitled to bring, any claim under or in connection with this Agreement if and to the extent that the matter to which the claim relates is subject of or a reasonably enforceable and collectible claim for repayment or indemnification against a third party, including in particular, without limitation, insurers. In case of a dispute between the Parties as to whether such a claim is reasonably enforceable or collectible, the terms of BGB 203 shall apply.

11.1.8	Exclusion of Claims Due to Purchaser’s Knowledge

Purchaser shall not be entitled to bring any claim if the underlying facts or circumstances to which the claim relates were actually known by Purchaser as of the Signing Date.

11.1.9	Knowledgeable Persons on Seller’s Side

If guarantees or licenses in Exhibits 2.1.6(a) or (b) refer to the knowledge (or best knowledge, as the case may be) of Seller and/or Seller’s Affiliate, this means the actual knowledge of [*] Seller, the knowledge of [*], and [*] of Seller´s Agricultural Products Division, and the persons directly reporting to the [*].

11.2	Guarantees of Seller

All guarantees following hereinafter, unless explicitly provided otherwise, shall be given as of the Closing Date, provided, however, that all guarantees are granted only with the extent, scope and content as defined in Article 11.1 and subject to the limitations pursuant to Article 11.3 through 11.5.

11.2.1	Necessary Corporate Action of Seller

This Agreement has been approved on the part of Seller and its Affiliates by requisite corporate action and the instruments and documents referred to herein and the transactions contemplated hereby have been approved by requisite corporate action of Seller and its Affiliates.

11.2.2	Assets

The Seller is entitled to freely transfer, dispose of or license (as the case may be) the Assets to be transferred or licensed hereunder, (other than the assigned Contracts) without requiring the further consent of any third party and without such transfer or license infringing any rights of a third party. Except as set forth in Exhibit 11.2.2, the Seller, or an Affiliate of the Seller, respectively, holds legal and economic title to all Assets and such Assets are free from any encumbrances or other rights granted to any third party except for statutory liens or retentions of title in the ordinary course of business.

11.2.3	Intellectual Property Rights

(a)

Exhibits 2.1.5(a), 2.1.6(a)(1), 2.1.6(b)(1), and 2.1.6(b)(2) contain lists of Intellectual Property Rights and Lock ‘N Load Intellectual Property Rights owned or co-owned (with respect to the patent family with BASF code ACY 31054, which is co-owned by BASF and Deere & Company) by, and in the possession of, Seller and/or its Affiliates and, as indicated in the Exhibits, exclusively or non-exclusively used by the Divested Business. Seller and/or Seller’s

Affiliates are unrestricted owner or exclusively entitled to use the Intellectual Property Rights, and exclusively entitled to use and license the Lock ‘N Load Intellectual Property Rights except for the patent family with BASF code ACY 31054, and non-exclusively entitled to use and license the Lock ‘N Load Intellectual Property Rights of the patent family with BASF code ACY 31054 for the Divested Business. There are no license agreements entered into by Seller and/or Seller’s Affiliates as licensors related to the Divested Business under the Intellectual Property Rights or Lock ‘N Load Intellectual Property Rights.

(b)	To Seller’s and/or Seller’s Affiliates best knowledge third parties have not made any allegations to Seller and/or Seller’s Affiliates as to any infringements with respect to Intellectual Property Rights and Lock ‘N Load Intellectual Property Rights as under (a) above and exclusively or non-exclusively used by the Divested Business by Seller and/or Seller’s Affiliate, and to Seller’s and/or Seller’s Affiliates best knowledge on the date hereof, there exist no circumstances that would give rise to such allegations of third parties.

(c)	No litigation is pending and to Seller’s and/or Seller’s Affiliate’s best knowledge no material litigation threatened wherein Seller or its respective Affiliate are accused of infringing or otherwise violating any intellectual property of third parties by use of the Intellectual Property Rights and Lock ‘N Load Intellectual Property Rights used by the Divested Business, nor have Seller or its Affiliates received notice of any such violation nor are there, to Seller’s and/or Seller’s Affiliate’s best knowledge, any facts presently existing that are reasonably likely to give rise to such a claim.

(d)	No guarantee is given with respect to the secrecy or the efficiency to reach the technical results obtained in past practice by the Seller of Know How transferred or licensed to Purchaser pursuant to this Agreement.

11.2.4	Product Registrations

All Registration Rights of the Phorate Active Substance and the Phorate Formulations as listed in Exhibit 2.1.1(a) are validly existing and there are no circumstances justifying any invalidation or restriction of the Registration Rights or the Registration Data Packages.

11.2.5	Organization of the Seller.

Seller is a corporation duly organized, validly existing and in good standing under the laws of the Federal Republic of Germany, with full power and authority, corporate and other, directly, or through its Affiliates to own or lease its property and assets and to carry on the Divested Business as presently conducted.

11.2.6	Financial Information.

The gross revenue of the Divested Business for the Year(s) 2003 and 2004 set forth on Exhibit 11.2.6 was prepared according to IFRS.

11.2.7	The Assets

Except as set forth in Exhibit 11.2.7, the Assets, together with the rights of Purchaser under this Agreement or any other Closing documents, are sufficient to conduct the Divested Business as conducted on or prior to the Closing Date. The documents of transfer to be executed and delivered by Seller and Seller’s Affiliates at the Closing will be sufficient to convey good and marketable title to the Assets to the Purchaser.

11.2.8 Legal	Compliance

Seller and/or Seller’s Affiliates are not in violation of any federal, provincial, state or local statutes, laws or regulations applicable to the Divested Business, and Seller and/or Seller’s Affiliates have not received any notice in writing or orally alleging any such violations or potential violations, except those which would not have a Material Adverse Effect on the Divested Business when taken as a whole.

11.2.9	Contracts

(a)	Except as set forth on Exhibit 11.2.9(a), Seller or Seller’s Affiliates has no knowledge of any default under any Contract which default has not been cured or waived, except for such defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Seller’s knowledge, there is no event or circumstance which, with the passage of time or the giving of notice or both, would constitute a material default or breach by Seller or Seller’s Affiliates, or would give rise to any right of termination or acceleration thereunder except for such default, breach, termination or acceleration as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Sellers’ knowledge, there is no assertion by any third party of any claim of material default or breach under any of the Contracts, except for such claim as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	With respect to each Contract: (A) it is legal, valid, binding, and in full force and effect; (B) it will continue to be legal, valid, binding,

and in full force and effect on identical terms following the consummation of the transactions contemplated hereby.

(c)	No Contract not listed on Exhibit 11.2.9 has an annual value to or obligation from Seller exceeding [*]

11.2.10	Litigation

Except as set forth in Exhibit 11.2.10, there are no lawsuits, actions, proceedings, claims, orders or investigations by or before any governmental authority pending or to Seller’s and/or Seller’s Affiliates’ best knowledge, threatened against Seller and/or Seller’s Affiliates relating to the Divested Business, the Assets, or any product alleged to have been manufactured or sold by the Divested Business or seeking to enjoin the transactions contemplated hereby.

11.2.11	Conduct of Divested Business

Except as set forth in Exhibit 11.2.9(a), since January 1, 2005 through the Closing Date, Seller and/or Seller’s Affiliates have operated the Divested Business in the ordinary course of the Divested Business consistent with past practices, including but not limited to the level of sales of Products (i.e. no inventory “load up” with customers).

11.2.12	Registration Obligations

To Seller’s knowledge, as of Closing, the obligations of the holder of the Registration Rights is as follows: (a) to respond to any data call ins, requests for information, or other regulatory requirements which would, under applicable law, be a condition of maintaining any such Registration Rights and (b) decide whether to conduct additional studies required by CODEX MRL reassessement (JMPR Meetings).

11.3	Limitation

All claims of Purchaser arising under this Article 11 shall be time-barred on the [*] of the Closing Date.

11.4	Sole Remedy

Purchaser agrees that its sole and exclusive remedy with respect to any and all damage or loss incurred by it relating to the subject matter of this Agreement - except for claims based on breach of secondary obligations (including breach of covenants pursuant to Article 8) by Seller, which shall be governed by Section 280 (1) German Civil Code (BGB) - shall exclusively be governed by this Article 11. To the extent legally permissible, all other statutory or contractual claims relating to the subject matter of this Agreement are explicitly excluded, in particular, without limitation, any claims for reduction of the purchase price (Minderung) or improvement (Nacherfüllung) based on faultiness of the object of purchase (Ansprüche wegen Mängeln des Kaufgegenstands), rights or claims based on interference with the inherent basis of the Agreement (Störung der Geschäftsgrundlage, Section 313 BGB), damage claims for breaching an obligation in connection with the preparation or negotiation of this Agreement by the Parties or their representatives prior to the conclusion of this Agreement (culpa in contrahendo), compensation of expenses (Aufwendungsersatz, Sections 437 no. 3, 284 BGB), compensation instead of performance (Schadenersatz statt der Leistung), extraordinary termination (Section 314 BGB), rescission (Rücktritt) or challenge (Anfechtung).

11.5	Statements Made Outside this Agreement

Purchaser accepts and acknowledges that no guarantee is given with respect to the correctness or completeness of any information received, or provided, outside this Agreement and the Exhibits thereto, in particular, without limitation, with respect to any information included in the data room, provided in response to additional due diligence requests of Purchaser or otherwise by Seller, its representatives, employees or advisors.

Article 12

Guarantees of Purchaser

Purchaser hereby guarantees by way of an independent guarantee (selbständiges Garantieversprechen) pursuant to Article 311 para. 1 BGB (German Civil Code):

12.1	Representations

(a)	Purchaser is duly incorporated and validly existing under the laws of California and has all requisite corporate power and authority to own its assets and to carry out its business, and the execution and performance of this Agreement and the transactions contemplated hereby do not conflict with, or result in a breach of, the articles of association or by-laws of Purchaser.

(b)	Purchaser is not aware of any facts or circumstances that could give rise to claims against Seller pursuant to Article 11.

(c)	As of the date of this Agreement, Purchaser has no written or oral agreements or understandings with any third parties to (a) collaborate in a joint bid for the purchase of the Divested Business or (b) jointly develop or exploit the Divested Business after the closing of the transactions contemplated by this Agreement.

12.2	Indemnification

In the event that Purchaser is in breach (i) of any guarantee pursuant to Article 12.1, (ii) of any covenant or agreement hereunder, or (iii) Purchaser is in default or non-compliance with any Assumed Liability and/or obligation under this Agreement, Purchaser shall indemnify and hold harmless Seller from any loss or damage incurred by Seller in connection therewith. All claims of Seller arising under Article 12.2 (i) shall become time barred mutates mutandis in accordance with Article 11.3. All other claims of Seller arising under Article 12.2 shall not be time-barred.

Article 13

Taxes

13.1	Registration with Local Tax Authorities

Purchaser shall be solely responsible for taking all actions any carrying out all formalities necessary for the registration (where applicable) of the transfer of local components of the Divested Business with any relevant local Tax authorities, provided, however, that Seller shall execute and deliver all instruments or documents reasonably requested by Purchaser in connection therewith against reimbursement for reasonable out-of-pocket costs and expenses incurred in connection therewith.

The Parties hereby explicitly acknowledge and agree that the terms and conditions of the transfer to Purchaser of any local components of the Divested Business (including payment terms) shall be as provided in this Agreement, and that the provisions of this Agreement shall supersede any contrary provision contained in the afore-mentioned instruments and documents. Moreover, there can be no double recovery for Purchaser under both this Agreement and the afore-mentioned instruments or documents.

13.2	Taxes incurred by the Contemplated Transactions

All Taxes incurred in connection with the execution and implementation of this Agreement other than income Taxes of Seller resulting from taxation of profit from sale of the Assets shall be borne by Purchaser.

13.3	Miscellaneous

To the fullest extent permitted by law, the Parties agree to treat all payments made under this Article 13 or under any other indemnity provision contained in this Agreement, and for any misrepresentations or breach of guarantees, as adjustments to the Purchase Price for all Tax purposes.

Article 14

Reserved

Article 15

Transition Services Agreement

Simultaneously herewith, the Parties shall execute and deliver a Transition Services Agreement.

Article 16

Additional Covenants

16.1	Non-compete Covenant

For a period of [*] following the Closing Date Seller shall not, and shall cause its Affiliates not to manufacture, formulate, sell, distribute or otherwise market any agricultural or specialty product containing Phorate as its active ingredient worldwide. Sellers and its Affiliates shall, in particular, neither directly nor indirectly, establish or participate or otherwise engage in any business which manufactures, formulates, distributes or otherwise markets any agricultural or specialty product containing Phorate as its active ingredient. An additional covenant is set forth at Exhibit 16.1.

16.2	Purchaser’s Requests/Seller’s Efforts

If and to the extent the execution of any service, supply or license agreement or of any other agreement referred to in this Agreement is subject to Purchaser’s prior request, such request shall be made by Purchaser in writing in due time and due course, but in no event later than on the fifth (5th) Business Day before the Closing Date.

16.3	Access to Books and Records; Post Closing Cooperation

From and after the Closing, each Party will afford the other, its counsel and accountants, during normal business hours and without unreasonable interference with the operation of that Party’s business, access to any books and records in its possession relating to the Divested Business and the right to make copies and extracts there from, to the extent that such access may be reasonably required in connection with (i) determination of Final Inventory Values, (ii) the preparation of financial statements and Tax returns or in connection with any Tax audit, (iii) the determination or enforcement of rights and obligations under this Agreement or the ancillary agreements thereto, (iv) compliance with the requirements of any governmental authority, (v) the determination or enforcement of the rights and obligations of any indemnified party, or (vi) in connection with any actual or threatened action, except to the extent that furnishing any such books or records or portion thereof pursuant to this Article 16.3 would violate any legal requirement or governmental order. Each Party agrees for a period [*] after the Closing Date (and through the expiration of any statutory limitation period with respect to tax matters) not to destroy or otherwise dispose of any such books and records related to the Divested Business unless such Party shall first offer in writing to surrender such books and records to the other Party and such other Party shall agree in writing to take possession thereof during the ninety (90) day period after such offer is made.

Such access made shall be made subject to the assumption by the receiving Party of usual and customary obligations of confidentiality with respect to such material.

16.4	No Solicitation.

From the Signing Date and for a period of [*] following the Closing Date, the Purchaser shall not, directly or indirectly, (i) actively solicit or induce any employee of the Seller or any of its Affiliate to leave such employment and become an employee of the Purchaser or any of its Affiliates or (ii) employ or agree to employ any person who was an employee of the Seller or any Affiliate of the Seller on the date of this Agreement; provided, however, that (x) nothing in this Section 16.4 shall prohibit the Purchaser or any of its Affiliates from employing any person who contacts them on his or her own initiative and without any direct or indirect solicitation by the Purchaser or any of its Affiliates, other than a general solicitation to the public.

16.5	Further Assurance and Cooperation.

In the event that at any time after Closing any further action is necessary to carry out the purposes of this Agreement, Seller or Purchaser, as the case may be, shall take all such action without any further consideration therefore.

16.6	Confidentiality of Know How

Seller shall undertake to keep secret and confidential and to withhold from third parties the Know-How transferred to Purchaser under Section 2.1.5 of this Agreement.

Purchaser shall undertake to keep secret and confidential and to withhold from third parties the Know-How licensed to Purchaser under Sections 2.1.6(a) and (b) of this Agreement, except when the disclosure of such Know-How is necessary to conduct the Phorate business, including maintaining and obtaining registrations and including granting sublicenses to third parties according to Exhibit 2.1.6(a), Article 2 and Exhibit 2.1.6(b), Article 2.1. If not required otherwise by governmental or judicial obligations, Purchaser shall disclose such Know-How to third parties under an obligation of confidentiality.

16.7	Aceto Data Compensation Enforcement

Purchaser acknowledges that, as of Closing, Seller’s Affiliate BASF Corporation is owed [*] by BASF Corporation prior to Closing, which studies are to be transferred to Purchaser at Closing. So as to allow BASF Corporation to enforce its rights to payment of data compensation in the event of [*] Purchaser agrees, upon Seller’s request, to allow BASF Corporation (at BASF’s cost) to petition in Purchaser’s name as the owner of the revelant data at the US Environmental Protection Agency for cancellation of [*] in the event [*] to pay the sums due BASF Corporation. In the event [*], and Seller’s election not to proceed against Seller, Purchaser may proceed at its cost to petition for cancellation [*] but in the event [*] in any event BASF Corporation shall be entitled to the same.

Article 17

Miscellaneous

17.1	Expenses and Fees

Each Party shall bear its own costs and expenses in connection with the preparation, execution and implementation of this Agreement, including any and all professional fees of its legal, tax and financial advisers.

The following costs and fees in connection with the preparation and implementation of this Agreement shall be borne by Purchaser (who shall reimburse Seller for such costs if and to the extent disbursed by Seller): notarial fees, registration costs (including, without limitation, registration costs for transfer of Registration Rights, Intellectual Property Rights, etc.), as well as fees imposed by any competent cartel authority.

17.2	Notices

17.2.1	All notices in connection with this Agreement and its execution shall be given to the respective Parties by (i) telecopier, (ii) hand delivery or (iii) registered letter with receipt confirmed and shall be considered delivered in all respects when delivered as follows:

(a) as to the Seller:	BASF Aktiengesellschaft Carl-Bosch-Strasse 64 Limburgerhof, Rheinland-Pfalz Germany D-67117 Fax no.: +49 – 0621 – 60-27925 Attn: Group VP Global Strategic Marketing Agricultural Products

(b) as to the Purchaser:	American Vanguard Corporation 4695 MacArthur Court, Suite 1250 Newport Beach, California 92660 Attn: Eric G. Wintemute Fax No: (949) 260-1201

17.2.2	The above addresses shall remain valid unless and until the other Party has been notified in writing in German or English by registered mail of any change of address, provided, however, that a change of address and/or the authorised receiving agent shall be valid only if the new address of service is an address within the Federal Republic of Germany or the United States of America.

17.3	Amendments

Amendments and alterations of this Agreement have to be in writing, unless notarisation is required. This shall also apply to a waiver of the written form.

17.4	Default Interest Rate

Unless otherwise specified in this Agreement, if either Party is in default of payment as of any payment date pursuant to this Agreement, the outstanding amount shall bear interest as from the respective payment date until, but not including, the day of actual payment at [*]

17.5	Reserved.

17.6	Entire Agreement

This Agreement constitutes the full understanding of the Parties and the complete and exclusive statement of the terms and conditions of the agreement relating to the subject matter hereof and supersedes any and all prior agreements, whether written or oral, that may exist between the Parties with respect to the subject matter of this Agreement.

17.7	Successors

This Agreement shall be binding on any legal successors of the Parties. This Agreement may not be assigned by any Party to any third parties without the prior written consent of the other Party.

17.8	Confidentiality

No public announcement concerning the transactions contemplated by this Agreement shall be made by either Party unless the form and text of such announcement shall first have been approved by the other Party except that if the other Party is required by law or by applicable stock exchange regulations to make an announcement it may do so after first consulting with the other Party, if practicable. The Parties mutually undertake to keep the contents of this Agreement secret and confidential vis-à-vis any third party. This shall not apply to the extent that they are forced to disclose the same by statutory provision or administrative decree. In such case, the Parties shall, however, inform each other prior to such disclosure and shall limit the same to the minimum required by statute or the authorities.

The Confidentiality Agreement between Purchaser and Seller dated 14th of January, 2005 shall remain in full force and effect.

17.9	Severability

If any provision of this Agreement should be or become invalid or if this Agreement does not address any specific situation, then all other provisions of this Agreement shall not be affected thereby. Instead of such invalid provision or in order to provide a provision to fill the gap, such provision shall be deemed to have been agreed upon which, as close as legally possible, complies with the purpose and intent of the Parties with the invalid provision, especially with respect to any measure of performance, time or period provided therein, or which reflects what the Parties would have agreed upon if they had considered such situation.

17.10	Governing Law

This Agreement is subject to, and shall be governed by, the laws of [*] (excluding laws of conflicts and uniform laws or conventions), unless the application of a foreign law is compulsory.

17.11	Arbitration

Any dispute arising out of or in connection with this Agreement, including any dispute regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the American Arbitration Association, which Rules shall be deemed to be incorporated by reference into this clause. The tribunal shall consist of three (3) arbitrators, of whom each of Seller and Purchaser shall be entitled to nominate one (1) and the third (3rd) of whom shall be nominated by the arbitrators nominated by Seller and Purchaser. The place of arbitration shall be [*] and the language of arbitration shall be English.

17.12	Conflicts between this Agreement and related implementation agreements

Seller and Purchaser agree that the provisions of this Agreement shall supersede any and all provisions of the implementation and ancillary agreements and Sales and Purchase Agreements to be entered into in accordance with this Agreement and the Exhibits hereto, notwithstanding

(i) any provisions to the contrary in these implementation and ancillary agreements, (ii) that these implementation and ancillary agreements will be executed after the Closing Date hereof, and (iii) that the parties to these implementation and ancillary agreements may not be Seller and Purchaser. Seller and Purchaser undertake to procure that their respective Affiliates adhere to the provisions of this Agreement, including this provision.

17.13	Counterparts.

Facimile signatures shall be considered original for all purposes. This Agreement may be executed in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which constitute one and the same agreement.

______________________, this _____________ 2005

BASF Aktiengesellschaft	AMVAC Chemical

List of Exhibits

Exhibit A	Raw Materials Located [*] to be Sold

Exhibit B	Lock ‘N Load Containers and Parts to be Transferred

Exhibit C	Phorate Active Substance

Exhibit D	Phorate Formulations

Exhibit 2.1.1(a)	Phorate Registration Rights primarily related to the Divested Business

Exhibit 2.1.1(b)	Phorate supporting Divested Registration Data Packages

Exhibit 2.1.5(a)	Intellectual Property Rights exclusively related to the Divested Business - Trade Marks

Exhibit 2.1.5(b)	Intellectual Property Rights exclusively related to the Divested Business - Customer List [To be included after Closing]

Exhibit 2.1.6(a)	License Agreement

Exhibit 2.1.6(a)(1)
Licensed Intellectual Property Rights, Registration Rights and Registration Data Packages]

Exhibit 2.1.6(b)	License Agreement Lock ‘N Load

Exhibit 2.1.6(b)(1)	Lock ‘N Load Intellectual Property Rights

Exhibit 2.1.7	Material Safety Data Sheets and Product Specifications

Exhibit 2.1.8	List of Contracts

Exhibit 2.1.9	List of Contracts to be transferred/ amended to Seller

Exhibit 2.4	Asset Sale and Purchase Agreement (Template)

Exhibit 6.2	List of Documents to be Executed at Closing

Exhibit 7.2	Delayed Closing [*]

Exhibit 9.1	Preliminary Purchase Price Allocation

Exhibit 10.1.3	[*] of Technical Phorate Active Ingredient

Exhibit 10.3	Final Inventory Value (provided after Closing)

Exhibit 11.2.2	Assets

Exhibit 11.2.6	Financial Information

Exhibit 11.2.9(a)	Contracts

Exhibit 11.2.10	Litigation

Exhibit 15	Transitional Services Agreement

Exhibit 16.1	Additional Covenant (MFC)